Exhibit 99.1

MicroAlgo Announces Profitable 2024 with Strong Growth in Central Processing Algorithm Services

Shenzhen, China, April 28, 2025 – MicroAlgo Inc. (NASDAQ: MLGO), (the “Company”), a leading developer and application provider of bespoke central processing algorithms, today announced its financial results for the year ended December 31, 2024. The Company reported total revenues of RMB 541.5 million (USD 75.3 million) and net income of RMB 53.4 million (USD 7.3 million), marking a significant turnaround from the net loss of RMB 266.2 million in 2023,. This return to profitability is largely attributed to the company’s strategic shift away from its intelligent chips and services segment, and dedication of resources resulting in strong performance in its central processing algorithm services, which accounted for 100% of revenues in 2024.

The Company’s strategic focus on central processing algorithm services has proven effective, with revenues from this segment reaching RMB 541.5 million (USD 75.3 million). MicroAlgo’s ability to provide comprehensive solutions that integrate these algorithms with its customers’ needs have proven successful. The Company’s ongoing investment in research and development, totaling RMB 111.7 million (USD 15.5 million) in 2024, has been crucial in driving innovation and maintaining a competitive edge in the rapidly evolving technology landscape.

MicroAlgo’s success in 2024 demonstrates its ability to capitalize on the growing demand for central processing algorithm services in industries such as internet advertising and online gaming. The Company’s strategic initiatives, including expanding its application fields and diversifying its customer base, position it for continued growth and success in the central processing algorithm services industry. With a strong balance sheet, including cash and cash equivalents of approximately RMB 1,035.9 million (USD 144.1 million) as of December 31, 2024 (as compared to the RMB 317 million in 2023), MicroAlgo is well-positioned to pursue strategic opportunities and further enhance its technology capabilities.

Quote from Min Shu, CEO of MicroAlgo:

“We are very pleased with MicroAlgo’s performance in 2024, achieving profitability and demonstrating the strength of our central processing algorithm services segment. Our commitment to innovation and providing cutting-edge solutions has enabled us to deliver significant value to our customers. Looking ahead, we will continue to invest in research and development, expand our market reach, and pursue strategic opportunities to further solidify our position as a leader in the data intelligence processing industry. We are confident in our ability to drive sustainable growth and create long-term value for our shareholders.”

The information disclosed in this press release does not purport to be complete and is qualified in its entirety by reference to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.microalgor.com/.

About MicroAlgo Inc.

MicroAlgo Inc. (the “MicroAlgo”), a Cayman Islands exempted company, is dedicated to the development and application of bespoke central processing algorithms. MicroAlgo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of MicroAlgo’s services includes algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. MicroAlgo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for MicroAlgo’s long-term development.

Safe Harbor / Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond the control of MicroAlgo, including those set forth in the Risk Factors section of MicroAlgo’s periodic reports on Forms 20-F and 6-K filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MicroAlgo’s expectations with respect to future performance and anticipated financial impacts of the business transaction.

MicroAlgo undertakes no obligation to update these statements for revisions or changes after the date of this release, except as may be required by law.

Contact

MicroAlgo Inc.

Investor Relations

Email: ir@microalgor.com